VALUATION REPORT

ELEKTROMONTAZ RZESZOW

TELE-KAB LIMITED COMPANY

RZESZOW, POLAND

MAY 15, 2000

TABLE OF CONTENTS

1.0 BACKGROUND AND ASSIGNMENT - 1

2.0 CREDENTIALS OF EVANS & EVANS, INC. - 4

3.0 TERMS OF REFERENCE - 5

4.0 ASSUMPTIONS - 7

5.0 DEFINITION OF FAIR MARKET VALUE - 8

6.0 BUSINESS OVERVIEW - 9

7.0 INDUSTRY OVERVIEW - 13

8.0 BUSINESS ASSESSMENTS/VALUATION CONSIDERATIONS - 21

9.0 REVIEW OF FINANCIAL POSITION - 26

10.0 FINANCIAL STATEMENTS - 28

11.0 FINANCIAL PROJECTIONS - 29

12.0 VALUATION METHODOLOGIES - 30

13.0 MULTIPLE OF SUBSCRIBERS APPROACH - 31

14.0 CONFIRMATION ANALYSIS - 35

15.0 VALUATION CONCLUSION - 39

16.0 RESTRICTIONS AND CONDITIONS - 40

17.0 STATEMENT OF INDEPENDENCE - 41

VALUATION REPORT

ELEKTROMONTAZ RZESZOW TELE-KAB LIMITED COMPANY

1.0 BACKGROUND AND ASSIGNMENT

Trooper Technologies Inc. ("Trooper") of Vancouver, British Columbia is a development stage company. Its principal business is the implementation and commercialization of environmental technologies. In addition, through its subsidiaries, Trooper is involved in the implementation and commercialization of telecommunications services. These operations are located in Central European countries, with an emphasis on activities in Poland.

Trooper is a reporting issuer and has two wholly-owned subsidiaries:

- EES Waste Solutions Limited, incorporated in Cyprus.

- International Eco-Waste System S.A. ("IEWS"), incorporated in Poland.

Trooper has two partially-owned subsidiaries:

Polvoice.com ("Polvoice"), incorporated in Poland in 1999.

Stream Communications Sp. ("Stream"), incorporated in Poland in 1999.

Trooper owns 49% of the common shares of Polvoice and directly and indirectly controls 82.6% of its voting shares.

Trooper owns 49% of the outstanding common shares of Stream.

The shares of Trooper trade on the Canadian Venture Exchange (the "Exchange") under the symbol "TPP" and, as at the date of the Report, its shares are trading in the range of approximately $3.00.

On February 23, 2000, Trooper announced that Stream had entered into negotiations with Elektromontaz Rzeszow Tele-Kab Limited Company ("Elektro") of Rzeszow, Poland to acquire all of the assets and all of the issued and outstanding shares of Elektro (the "Proposed Transaction"). Elektro is located in Southern Poland and provides cable television services. Its assets include an existing cable network, related equipment, and almost 11,000 television cable subscribers.

Two share and asset purchase agreements have been entered into in principle between Stream and Elektro pursuant to which Stream will acquire all of the shares and assets for an aggregate purchase price of the equivalent in Polish zloty of U.S. $850,000. Value Added Taxes of US$121,000 will also be paid, although these will be reimbursable to Stream within three months of the completion of the Proposed Transaction.

The Proposed Transaction is subject to the completion of the due diligence and regulatory process.

Accordingly, Trooper has requested that Evans & Evans, Inc. ("Evans & Evans" or the "Authors of the Report") of Vancouver, British Columbia prepare a Valuation Report (the "Report') on Elektro. The purpose of the Report is to determine whether the fair market value of 100% of the issued and outstanding common shares of Elektro as at December 31, 2000 (the "Valuation Date") was at least as high as the purchase price consideration of US$850,000.

In preparing the Report, it was necessary to determine the fair market value of Elektro as at the Valuation Date.

The draft Report was for the internal purposes only of Trooper to assist in finalizing the structure of the Proposed Transaction and is not to be used for submission to any third parties and/or regulatory bodies and/or stock exchanges and/or securities commissions. This final Report may be submitted to the Exchange as part of the regulatory approval process.

As Evans & Evans relied extensively on information, materials and representations provided to us by management, the Authors of the Report are requiring that management of Stream and Elektro confirm to Evans & Evans in writing that the information and representations contained in the Report are accurate, correct and complete and that there are no material omissions of information that would affect the conclusions contained in the Report. Evans & Evans, or its staff and associates, will not assume any responsibility or liability for losses incurred by Trooper, Stream, Elektro, their officers, directors, shareholders or any other parties as a result of the circulation, publication, reproduction, or use of the draft and/or final Report, or any excerpts thereto, as well as to the use of the Report contrary to the provisions of this section of the Report. Evans & Evans reserves the right to review all calculations included or referred to in the draft and final Report and, if Evans & Evans considers it necessary, to revise the draft and final Report in the light of any information existing at the Valuation Date which becomes known to the Authors of the Report after the date of the Report.

For the purpose of this Report, the Valuation Date is December 31, 2000. Unless otherwise indicated, all monetary amounts are stated in Polish Zloty (Zl). When applicable, an exchange rate of 4.1 zl to 1.0 United States Dollars ("US$") was applied.

2.0 CREDENTIALS OF EVANS & EVANS, INC.

Evans & Evans, Inc. was founded in 1989. For the past eleven years the firm has been extensively involved in the financial services and management consulting fields with offices in Vancouver, British Columbia, Calgary, Alberta, Toronto, Ontario, Portland, Oregon and Seattle, Washington. Over this period, the principals of the firm, Michael A. Evans and Richard W. Evans, have been involved in the preparation of over 500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various stock exchanges and securities commissions as well as for private purposes. Michael A. Evans, MBA, CFA, CBV and Richard W. Evans, MBA, were the individuals principally responsible for the preparation of this Report. Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honours; and the professional designations of Chartered Financial Analyst (CFA); and Chartered Business Valuator (CBV). Mr. Evans has also been an Instructor in the area of Financial Management at the British Columbia Institute of Technology in Vancouver, British Columbia. Mr. Richard W. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); and a Master's degree in Business Administration from the University of Portland, Oregon (1984) where he graduated with honours. Mr. Evans is a Registered Student in the Canadian Institute of Chartered Business Valuators (CICBV).

3.0 SCOPE OF VALUATION REVIEW

The opinions contained here within have been reached by relying on the following:

- Site visit in March of 2000 to Stream's office in Krakow, Poland.

- Site visit in March of 2000 to Elektro's office and headend equipment facility in Rzeszow, Poland.

- Met with managers of Elektro including: Mr. Henryk Dziuba, Director, and Mr. Maciej Pawlowicz.

- Met with managers of Stream including: Mr. Adam Wojcik, President and Chief Executive Officer; and Mr. Dobroslaw Ploskonka, Vice President.

- Reviewed the business plan of Stream, dated of April of 2000, which includes a description of Stream's plans for expanding Elektro's business.

- Reviewed the organization chart of Elektro.

- Reviewed the audited, Polish-language financial statements of Elektro for the fiscal year ended December 31, 1999 and discussed these statements with management of Elektro. Evans & Evans understands that the notes to the audited statements are being translated into English and will be provided to Evans & Evans by the end of May of 2000 (Evans & Evans will have the right but not obligation to revise the Report at that time), but the audited financial statements have not been relied upon in this Report.

- Reviewed management-prepared financial statements of Elektro for the six years ended December 31, 1999.

- Reviewed Stream-prepared revenue projections for Elektro for 2000 to 2002.

- Reviewed promotional brochures provided by Elektro to potential cable customers.

- Obtained copies of various Polish-language government and regulatory permits obtained by Elektro.

- Reviewed copies of various material contracts of Elektro, for most of which English-language versions were provided, including program provider agreements with television broadcasters and a subscriber agreement with a 5,231 member cooperative.

- Reviewed the list of fixed assets of Elektro.

- Reviewed information, primarily from corporate Web sites or from publicly-filed documents on competitors to Elektro and/or cable industry participants. Of particular relevance was information on two primary competitors: the Warsaw Stock Exchange-listed Elektrim S.A. and the NASDAQ-listed United Pan-Europe Communications, which entered the Polish market in 1999 through the acquisition of At Entertainment, Inc.

- Reviewed information on the Polish economy from various sources including: Polish Business, the Polish Embassy in Washington, the Economist, Warsaw Business Journal, Master Page Poland and Central Europe Online.

- Conducted primary research consisting of conversations with two writers with cable industry periodicals, representatives of three European cable companies, and representatives of two North American-based cable companies.

- Reviewed information on the Polish cable television market from various sources including: the U.S. Department of Commerce, Polish Telecommunication and Cable Chamber of Commerce, the Financial Times of London, Inside Poland, International Cable, and Inside Cable & Telecoms Europe.

4.0 ASSUMPTIONS

The Authors of the Report have made the following assumptions in completing the Report:

- At the Valuation Date, Elektro had no material contingent liabilities, unusual contractual obligations or substantial commitments other than in the ordinary course of business, and there was no material litigation threatened or pending that would affect the conclusions, other than that disclosed by the Company.

- At the Valuation Date, unless otherwise noted, the fair market value of Elektro assets and liabilities approximate their net carrying values.

- The consideration being paid by Stream for Elektro is in Polish zloty and that the purchase price of US$850,000 is based on an exchange rate of 4.0986 zl to US$1. A drop in the exchange rate, such as has occurred subsequent to the Valuation Date, would not affect the purchase price in zloty.

- An English-language audit of the Company's financial statements for December 31, 1999 would not result in any material change to the Company's unaudited management-prepared statements.

- Tax rates paid on future earnings of Elektro will be 30% in 2000, 28% in 2001 and 28% in 2002. This information was provided by management of Stream.

5.0 DEFINITION OF FAIR MARKET VALUE

Fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth.

The Authors of the Report valued the shares of the Elektro "en bloc".

With respect to the market for the shares of a company viewed en bloc there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser.

Based on our experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor. Accordingly, we have not reflected any special purchaser considerations in our assessment of fair market value.

6.0 BUSINESS OVERVIEW

Elektro has been offering cable television services for the past eight years in Rzeszow, Sandomierz and Bochnia, all of which are cities in Southeast Poland. Rzeszow has a population of 160,000, the population of Sandomierz is 27,000 and the population of Bochnia is 30,000.

This region was selected by Stream as its focus of acquisitions/operations because these are relatively large locales in which the cable market is fragmented and served by small companies currently, local economies are strong and the region is close to Stream's head office in Krakow.

Elektro, as at the Valuation Date, has 10,805 subscribers, classified as follows:

Type	Number
Basic	1,240
Discounted Basic	3,475
Intermediate	23
Broadcast	836
AZART	5,231
Total	10,805

The lowest tier of service currently is AZART, through which subscribers receive only three channels and payment is made directly to Stream by the co-operative in which the subscribers live.

One tier above is Broadcast, which presents six channels (including four channels of Polish nationwide and local public television) and is paid directly by the individual household.

Next is Intermediate, which includes the six Broadcast tier programs plus 13 free Polish, French and German programs.

The highest tiers currently offered by Elektro are Basic and Discounted Basic, which includes all above programs plus Polish-language programs plus German music programs plus English-language information programs plus different-language programs plus some pay channels.

Not currently offered by Elektro, but planned to be introduced by Stream (pending negotiation of program provider agreements), is a Premium tier of service, including scrambled, individually paid programs like HBO.

Subsequent to the close of the Proposed Transaction and significant capital investment, Stream plans to introduce additional related services to Elektro's subscribers including:

- Pay-Per-View, to be ready by 2001, whereby customers are charged premium fees for viewing special events such as boxing fights.

- Web Television, through set-top boxes and cable modems.

- Video-on-Demand, whereby customers can order movies on an individual basis by paying set, extra fees per movie.

- Internet Telephony (Voice over the Internet), to be ready by the middle of 2001.

Elektro employs eight individuals currently. Evans & Evans met with Mr. Henryk Dziuba, Director, and Mr. Maciej Pawlowicz, Deputy Director. The organization table of Elektro as at the Valuation Date is as follows:

Name	Position
Henryk Dziuba	Director
Maciej Pawlowicz	Deputy Director
Jolanta Szydelko	Customer Service Representative
Andrzej Zajac	Headend Technician
Jan Baran	Serviceman
Jan Pekosz	Technician
Jozef Rzepka	Technician
Marian Stepien	Technician

Notably absent from the above list are any marketing personnel, which reflects the passive approach to marketing taken by Elektro currently.

It is yet to be decided whether all or some of the current personnel base is retained after the close of the Proposed Transaction, although it is likely that there may be a role for at least one of either the Director or Deputy Director given their knowledge and contacts with respect to local regulations. Regardless, providing direction to Elektro will be Mr. Wojcik, who will be assisted in running the operations of Elektro and other acquired companies by a staff to be based in Krakow.

Mr. Wojcik obtained his Ph.D. in mathematics in 1986 at the Jagiellonian University in Krakow. From 1993 until February of 1999 he worked with Polska Telewizja Kablowa ("PTK"), which was acquired by UPC (this company is described in detail in section 7.0, "Industry Overview" of the Report). Mr. Wojcik held various positions at PTK including Marketing Manager (1993-1995), General Manager-Vice President (1995-1997) and Vice President Customer Relations, South Region Director (1997-1999). As General Manager-Vice President he was responsible for PTK's sales in the Krakow region, acquisitions of cable systems and installation of new networks and from 1997 was responsible for all major acquisitions of cable systems for PTK in Southern Poland and for obtaining all telecommunication licenses. Mr. Wojcik has received the Scientific Secretary of Polish Academy of Sciences Award and has been a guest speaker at universities in Sweden, France and United States.

Elektro's current plant is considered by management of Stream to be not of high quality and not to be very sophisticated. Four headend systems, consisting of modulators, transmitters, dishes and antennas, are employed. Stream intends to replace this with one higher quality headend at a cost of about US$200,000.

A major objective of Stream over the next several months is to build an integrated network that connects all of its small networks, such as that of Elektro. Analog terminals, digital terminals and cable modems will need to be installed in order to allow subscribers access to the full range of services planned by Stream. Stream is forecasting investment costs (acquisition costs + capital expenditures) averaging US$250 per subscriber in 2000 and US$300 per subscriber in 2001.

The individual user, most of whom live in multi-dwelling units, comprises Elektro's current installed base and this type of customer is the target market for Stream's services. Marketing undertaken by Elektro currently is negligible, but marketing approaches to be utilized by Stream across its network of acquired companies include:

- Local newspaper and radio station advertising

- Outdoor billboards

- Operating a local information TV channel

- Direct door-to-door sales

As the state of Elektro's subscriber database is currently of very low usefulness, Stream intends to install centralized, subscriber management software.

7.0 INDUSTRY OVERVIEW

The Polish Economy

The online information source Inside Poland provides the following basic information as background on the Polish economy:

"Several years after Poland regained full sovereignty in 1989, Poland's economy is rapidly developing and its multi-party political system is solidly democratic. Just after the fall of the Communist regime in 1989, hundreds of political parties were founded, most of them conservative and based on ties to the Catholic Church. The problems of switching to a market economy made the first three years after the fall of communism difficult. The 'shock therapy' policies of the government lasted from 1989-1991 and broke the cycle of hyperinflation, redirected industry and allowed the Polish economy to become independent of the former Soviet Union. In fact, Poland was only minimally affected by the Russian Crisis of 1998, thanks in large part to the fact that Poland's exports to Russia are only 8% of its total exports. The liberation of economic laws in 1989 has allowed people the chance to start their own private companies. Poland's strategic position between Russia and Germany, which throughout its history left Poland vulnerable to the whims of its warring neighbors, now can be seen in a positive light, as Poland prepares for entry into the European Union and NATO. Its membership in these groups can give Poland the chance to act as an intermediary in the political and economic exchange between Western Europe and Russia."

A review of several other articles and reports on the Polish economy identifies the following additional facts and near-consensus opinions:

- After eight years of economic growth, many analysts' view is that economic growth may now be self-reinforcing until at least 2010, with an annual growth rate of 5.5%.

Total foreign direct investment since 1989 is US$40 billion, or over US$1,000 per capita. Foreign direct investment currently comprises 30% of total investment.

- The 1999 inflation rate was in the range of 10% and this is projected to decrease to 7% in 2000. With the resulting fall in interest rates, bank loans will become more affordable.

- A realistic date for Poland gaining admission to the European Union is around 2005, although the fact that Prime Minister Jerzy Buzek returned from an early April visit to Brussels without the much-desired reassurance for Poland's early membership in the European Union was described by the Warsaw Voice as a "Cold Shower on Express Membership". If attained, this is expected to result in heavier foreign direct investment, the opening of the European market for Polish exports, and increase development aid.

- Poland fully floated its currency, the zloty, on April 12, 2000 and has since dropped to the range of 4.5 zloty to US$1 by the end of April, compared to approximately 4.1 zloty to US$ at the beginning of the month. The central bank's chief, Hanna Gronkiewicz-Waltz, blamed the zloty's plunge on external factors such as the strength of the dollar and domestic issues such as high inflation and current account gap. Cezary Jozefiak of the decision-making council ("RPP") of the central bank was quoted by the Gazeta Wyborcza daily newspaper that the drop was temporary and not worrying.

- Serious economic difficulties such as a high trade deficit, a large and ineffective state industrial sector, limited capital among Polish banks, low saving levels and low incomes.

Central European Cable Overview

The magazine International Cable published a story in its April of 2000 entitled "Europe Looking East - Eastern Promise; Universal Strategies". Excerpts follow:

"The economies of eastern and central Europe have been up-and-coming for a number of years. But certain indicators show that the up-and-comers are closer than ever to being here-and-now. The countries of the former Soviet bloc are beginning to show significant cable penetration numbers, rising subscriber revenues and real values. But, as always with the region, the picture is mixed".

"Western investors are trying to drive up revenues per subscriber in the region, but have been constrained not only by varying income levels but also by a complex regulatory picture. In the Czech and Slovak Republics, for example, cable is more heavily regulated than in Poland or Hungary. Czech legislation does not allow subscriber rate increases above the rate of inflation. Such a policy does not allow much incentive for revenue-hungry operators to stick around, let alone having them invest in upgrading networks for digital services."

"Adding to the regulatory muddle is the fact that last-mile access is often in the hands of a plethora of small local companies and municipalities across the region. Consolidation still has a long way to go."

"United Pan-Europe Communications ("UPC"), which now owns the former At Entertainment, Inc. properties in Poland as well as Cable Plus in the Czech Republic, now is establishing itself as an eastern (and a western) European powerhouse. UPC has said it will invest heavily in networks in the region. Yet, uniquely amongst its territories, in Poland it will focus on DTH (Direct-To-Home) as well as cable."

"Over time, as UPC doubtless knows, the opportunity to make money from digital TV, Internet and data services in central and eastern Europe is extremely good. These are countries with highly educated populations that have been starved of an effective telecommunication infrastructure. The technological challenge is to provide something cost-effective that will satisfy the needs of the market. In terms of cable, the investment required is high (there is a lot of antiquated plant around) and the return per subscriber (for the next few years at least) will continue to be low."

The Polish Cable Sector

Until 1992, there was a state monopoly for radio and TV broadcasting, and only one state-owned broadcasting company Komitet d/s Radia I Telewizji (The National Radio and TV Committee). The Broadcasting Law of December 1992 abolished the state monopoly, and a transformation of The National Radio and TV Committee was completed on December 31, 1993 when the company was divided into two separate companies: Telewizja Polska S.A. (Polish Television S.A.) and Polskie Radio S.A. (Polish Radio S.A.).

The broadcasting law of December 1992 also established the National Broadcasting Council, a regulatory body, responsible for licensing, regulation and control of the activity of broadcasters in Poland. The law laid down new rules that permitted new private broadcasters to start their operations. The private sector is growing rapidly, attracting the international partners and creating opportunities for foreign suppliers.

Local cable networks started appearing in Poland in 1987. In February 1988, the Warsaw Ursynow resident-operated station managed to break through the political and bureaucratic red tape and began with just four satellite programs and only 400 subscribers. It took another two years for the cable television sector to be fully launched. At first, operators only needed a permit from the Ministry of Communications. In 1993, the rules were tightened, and the National Radio-communication Agency (PAR) took over the licensing process. The regulations were intended to control Poland's cable TV industry but the market turned out to be a more efficient instrument. Competition arrived, bringing options, in both technology and prices. Weaker operators were pushed out of the market by bigger ones who often had foreign capital backing them.

An October of 1999 profile of the Polish cable industry by Inside Cable and Telecoms Europe presented the following chart and description of current conditions:

Polish Cable Sector - Statistical Overview

(Source: Inside Cable & Telecoms Europe, October of 1999)

GDP	US$140 billion
Population	38.8 million
Total Households	13.2 million
Total TV Households	12.6 million
Number of Cable Operators	500
Homes Passed by Cable	8 million
Homes Subscribed to Cable	3.7 million
Cable Subscribers/Households %	28%
Cable Subscribers/TV Households %	29%
Homes Subscribing to DTH	2.2 million

(Note: Estimates by private analysts and industry participants vary. For example, Mr. Wojcik's view is that 4-5 million homes are passed by cable and 3 million homes subscribe)

"Poland's cable industry, with around 3.7 million connections, is the largest in central and eastern Europe and probably one of the most exciting in Europe. The first networks were built in 1989 and their number increased from 356 in 1993 to more than 1000 at the end of 1998."

"Demand for multi-channel TV in Poland is high, with average TV viewing higher than anywhere else in Europe. However the telecommunications environment in the country is still volatile, despite progressive legislation designed to stabilize the industry."

"By far the largest cable operator is PTK, with systems in eight cities including Warsaw, Gdansk, Krakow and at least 20 other smaller locations, and now connecting over 890,000 homes.

"PTK was built up by @Entertainment which was acquired by UPC in the summer of 1999. Wizja TV, the satellite delivered digital programme provider, was also acquired from @Entertainment, bringing UPC a range of DTH subscribers as well."

"Other large cable operators built up through acquisitions have also been acquired by larger companies, jostling for position when the voice telephony market is liberalized. The Polish manufacturer Elektrim recently acquired Bresnan Communications, the second largest Polish cable operator. It already has an alliance with Deutsche Telekom in mobile operator PTC and is clearly preparing the way for a major telecoms investment."

"Poland's Direct-To-Home ("DTH") industry is the third largest in Europe with 2.2 million subscribers. Two digital platforms started operation in 1998: Wizja TV (now a UPC subsidiary) and Cyfra+ (with a range of partners but managed by Canal Plus). The DTH battle is intense."

Competition

There are two major nationwide cable television operators in Poland that are publicly traded, one on the Warsaw Stock Exchange and the other on the NASDAQ.

United Pan-Europe Communications N.V. ("UPC")

The shares of UPC trade on the NASDAQ under the symbol 'UPCOY'. In August of 1999 UPC acquired @Entertainment, which owns and operates the largest cable television system in Poland, PTK. Mr. Wojcik worked in management of PTK between 1993 and 1999. @Entertainment's cable subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland. @Entertainment expanded its distribution capacity with the launch of its DTH broadcasting service for Poland, targeted at homes outside of its cable network coverage area. As of December 31, 1999, UPC had 1,023,800 traditional cable subscribers and 254,075 D-DTH subscribers. D-DTH subscribers receive Wizja TV, UPC's multi-channel Polish-language DTH service, which UPC claims is the first such service available in Poland. UPC is also trying to sell Wizja-TV programming to third party cable systems in Poland. The portions of @Entertainment's cable television networks currently being constructed are being constructed with the aim of having flexibility and capacity to be cost- effectively reconfigured to offer an array of interactive and integrated entertainment, telecommunications and information services. UPC intends to upgrade selected portions of @Entertainment existing cable to meet similar standards. UPC has applied for the data license for the territory of Poland and plans to start providing Internet services during year 2000. @Entertainment has been able to avoid constructing its own underground conduits in certain areas by entering into a series of agreements with TPSA (the Polish national telephone company) which permit @Entertainment to use TPSA's infrastructure for an indefinite period or for fixed periods up to 20 years. @Entertainment's DTH service is encoded and transmitted, or "uplinked," from its Maidstone, U.K. facility to geosynchronous satellites that receive, convert and amplify the digital signals and retransmit them to earth in a manner that allows individual subscribers to receive and be billed for the particular programming services to which they subscribe. @Entertainment has an eight-year contract with British Telecommunications for the provision and maintenance of its uplink equipment at Maidstone. @Entertainment leases transponders on Astra satellites 1E and 1F. @Entertainment offers cable subscribers two tiers of service. Some areas are offered a package of up to 70 channels. @Entertainment's DTH subscribers currently receive @Entertainment's Wizja TV programming, which consists of approximately 25 channels. For an additional monthly charge, certain of UPC's cable networks currently offer two premium television services - the HBO Poland service (a Polish-language premium movie channel owned in part by Home Box Office) and, since September 18, 1999, Wizja Sport, a Polish-language premium sport channel -to customers on a monthly basis in certain cable systems. UPC plans to create additional pay-per-view channels that will also be offered to cable customers for an additional charge.

Elektrim S.A. ("Elektrim")

Elektrim of Warsaw is listed on the Warsaw Stock Exchange. It is an infrastructural group operating in three sectors, namely: telecommunications, energy and cables. It has obtained a permit to build and operate a telecommunications network and has approximately 300,000 subscribers, primarily in Warsaw and Krakow. Elektrim has recently consolidated several local operators and purchased shares in some telecommunication companies. Elektrim also signed an investment agreement with French media and telecommunication Vivendi group and founded the joint venture Elektrim Telekomunikacja Sp. z o.o., which aims to become an alternative to TPSA S.A. offering the highest technical level and the broadest scope of services. Elektrim, in 1999, vended into Elektrim Telekomunikacja Sp. z o.o. such assets as shares of cellular telephone operator Polska Telefonia Cyfrowa Sp. z o.o., which operates under the business name of ERA GSM) and cable television and telephone operator Bresnan Communications Poland.

In addition to Elektrim to UPC, there are hundreds of small operators, and about a half-dozen medium-sized regional participants that have 100,000 subscribers or more. Two main competitors to Elektro in Rzeszow, both with roughly equal market share to Elektro in that city, are: Multimedia Polska S.A, which has approximately 180,000 subscribers principally in Kalisz and Central Poland; and TK DAMI, which has approximately 110,000 subscribers in Radom and 13 other Polish towns.

More information on the Polish cable sector, specifically on competitors to Stream and on merger and acquisition activity is presented in section 13.0, "Multiple of Subscribers Approach" of the Report.

8.0 BUSINESS ASSESSMENTS/VALUATION CONSIDERATIONS

Following is Evans & Evans' view of some of the positive factors and risk factors associated with the business of Elektro:

- Elektro's equipment is to a large extent outdated or inadequate and needs upgrading and reconstructing. Elektro currently utilizes four headend systems, consisting of modulators, transmitters, dishes and antennas, to services its approximately 10,000 subscribers. This is considered a poor ratio. Capital investment projections including hundreds of thousands of dollars for Elektro, and into the tens of millions of dollars for all of Stream.

- An independent appraisal of Elektro's fixed assets has not been undertaken and, since historically Elektro has expensed rather than capitalized much of these expenditures, it is difficult to ascertain how much has been invested into this area in the past. Regardless, repeating the point made in the paragraph above, it is clear that much has to be spent to upgrade Elektro's fixed assets. The need to raise capital is factor that a notional purchaser would consider when valuing Elektro.

- Elektro's tangible asset backing as at December 31, 1999 was low at approximately US$25,000, although this may be slightly understated due to the above-noted fact that past capital expenditures have been expensed, it is nevertheless clear that the value of Elektro is more in intangibles such as permits, subscriber base, programming agreements, etc. than in tangible assets.

- The current management team of Elektro needs to be supplemented by a more dynamic, marketing-driven, profit-driven manager(s) injected by Stream, although this person does not necessarily have to be based in Rzeszow on a full-time basis.

- A strength of the current management team, however, is the local connections and relationships forged during eight years of operations, which has facilitated and should continue to facilitate regulatory compliance and approvals.

- Mr. Wojcik, through his background with PTK, has detailed knowledge of, and experience within, the Polish cable industry. This is important in at least two respects. His leadership can be expected to improve the performance of Elektro. He is less likely to overpay for Elektro or future acquisitions on behalf of Stream than would a less experienced president.

- The marketing strategy of Elektro currently is very passive, consisting of an office where walk-in customers can commence subscriptions and a few simple booklets that introduce the services of Elektro.

- Given the above comment, it is realistic to assume that a more aggressive marketing strategy could increase the number of subscribers. However, the door-to-door sales force envisioned by management of Stream does not yet exist and needs to be established and managed. Regardless, any increase in subscribers is limited by the fact that 95% of homes passed by Elektro's network currently subscribe to Elektro's services. The sales force and the aggressive marketing will be more important in attracting new customers after the network has been expanded.

- Management of Stream's contention is that the business of Elektro has been run in a relatively disorganized, unfocused manner to date, which in large part may be attributable to the fact that Elektro is currently a wholly-owned subsidiary of Elektromontaz Rzeszow Limited Company, whose business priority is not cable but rather its core "power grid" business. Evans & Evans, after visiting Elektro's facilities and meeting with management of Elektro, would agree with this opinion. Despite the helpful nature of Elektro's management, their understanding of their own financial statements was less than perfect and the office appeared less professional in appearance than that of another cable company in Poland that was visited on the same trip. Thus, this is another area that, given adequate commitment as planned by Stream, represents potential for improvement.

- Despite the point of the above paragraph, Elektro has managed to be profitable, earning net income in the range of 10% to 12% of annual revenue in each of the past two years.

- Revenues per subscriber are extremely low currently, at an average of about US$1 per month.

- As Elektro has not yet provided requested data on the number of subscribers it has had in previous years, it is difficult to state with accuracy its subscriber growth rate (although an estimate is provided by the fact that revenue increased 15% in the fiscal year ended December 31, 1999 compared to the previous year) and information on its "churn" rate also has not been set out.

Evans & Evans discovered that approximately 20% of Elektro's revenue the past two years is attributable to revenue from constructions and installations that were outsourced from its parent company and that are not directly related to fee-based cable television programming service. Since it is uncertain and even doubtful whether such jobs will continue to flow through Elektro once the Proposed Transaction is completed, the revenue and earnings being delivered to Stream may be overstated to that extent.

- High debt to equity ratios are common in the cable industry, whereas Elektro does not have any long-term debt. Thus, debt financing may be another source of funds for Elektro in the future.

- While an audit of Elektro's financial statements for the fiscal year ended December 31, 1999 is being completed in May of 2000, the English-language translation of the audit is still being completed and thus had not yet been reviewed or relied upon by Evans & Evans as at the date of the Report. Evans & Evans assumes that the audit would not reveal any information or figures that are materially different than that represented by management.

- Evans & Evans has been provided Polish-language versions of all permits held by Elektro, which are obviously (given the fact that Elektro has operated for approximately eight years) sufficient from a regulatory point of view to enable operation of a cable network in Rzeszow.

- Financial projections for Elektro, with respect to forecast expenses, capital expenditures and co-operative revenue, are not detailed. Management of Stream has done a good job at presenting to Evans & Evans ways in which it will improve the performance of Elektro, but the projected "bottom line" is not clear.

The urban location of Rzeszow with its concentrated population makes it easier and less costly for Stream to promote its services to potential new customers of Elektro and to expand its network.

- Unlike in some neighbouring Central European countries, Polish regulations do not place restrictions on cable fee increases. Thus Stream is free to increase fees charged to current customers and while loss of customers to competitors is also a threat in such a case, management of Stream estimates that approximately 50% of its customers are in households that are not serviced by any other cable network.

- Elektro's cable television plant has been constructed using pre-existing conduits from TPSA, the Polish national telecommunications company (a 35% stake in which is in the process of being sold off). A substantial portion of these contracts to use TPSA conduit permits termination by TPSA without penalty upon breaches of specified regulations. Any termination by TPSA of such contracts could result in Elektro losing its permits, the termination of agreements with co-op authorities and programmers, and an inability to service customers with respect to the areas where its networks utilize the conduits that were the subject of such TPSA contracts. In addition, some conduit agreements with TPSA provide that cables can be installed in the conduits only for the use of cable television. If Elektro uses the cables for a purpose other than cable television, such as data transmission, telephone, or Internet access, such use could be considered a violation of the terms of certain conduit agreements, unless this use is expressly authorized by TPSA. There is no guarantee that TPSA would give its approval to permit other uses of the conduits.

- With less than 30% of television households subscribing to Poland, cable penetration in Poland has far more room for growth than in Western countries where penetration can exceed 90%, as well as more room for growth than nearby Hungary, which has a penetration rate of about 50%.

9.0 REVIEW OF FINANCIAL POSITION

The Company's balance sheet as at December 31, 1998 and 1999 is presented below:

Elektromontaz Rzeszow Tele-Kab Limited Company
Unaudited, Management-Prepared Balance Sheet
As at December 31, 1998 and 1999

In Polish Zloty	As At 31-Dec- 99%		As At 31-Dec- 98%
ASSETS
Current Assets
Cash	10,847	4.8	30,285	16.1
Supplies	123,847	55.1	5,434	2.9
In Production	756	0.3	0	0.0
Receivables	890	0.4	53,258	28.2
Total Current Assets	136,340	60.6	88,977	47.2
Capital Assets
Buildings	59,954	26.7	73,585	39.0
Equipment	27,650	12.3	26,047	13.8
Other Assets	1,143	4.0	985	0.5
Total Capital Assets	88,748	39.5	99,577	52.8
Total Assets	224,886	100.0	188,532	100.0
LIABILITIES AND EQUITY
Current Liabilities
Payables	33,425	14.9	27,708	14.7
Taxes, Benefits	28,931	12.9	25,893	13.7
Salaries	2,025	0.9	6,542	3.5
Other Short Term	3,210	1.4
Special Funds	693	0.3	1,476	0.8
Total Current Liabilities	88,284	39.3	61,419	221.7
Equity
Reserves	31,415	14.0	31,415	16.7
Undivided Reserves	55,916	24.9	0	0.0
Net Profit	65,222	29.0	91,698	72.1
Startup Fund	4,000	1.8	4,000	6.5
Total Equity	156,556	69.6	127,113	67.4
Total Liabilities and Equity	224,840	100.0	188,532	100.0

Evans & Evans' comments on the balance sheet include the following:

- The 4,000 zl in start-up funds was invested by Elektro's parent company.

- The capital assets on the balance sheet are understated in that they include only office equipment, furniture and so on and not the telecommunications equipment, which has been expensed over time.

- Although listed as "Supplies", Evans & Evans understands that about half of that amount are receivables from fee-paying customers.

- Elektro has no long-term debt and a working capital position that, given its profitability, is adequate to maintain its normal level of operations.

10. FINANCIAL RESULTS

The Company's income statements for the two years ended December 31, 1998 and 1999 are as follows:

Elektromontaz Rzeszow Tele-Kab Limited Company
Unaudited, Management-Prepared Income Statement
Two Fiscal Years Ended December 31, 1998 and 1999

	Year- Ended 31-Dec-99%		Year-Ended 31-Dec-98%
Sales	791,087	105.1	889,398	97.9
Sales Returns	-39,180	-5.2	-690	-0.1
Materials Sales	1,025	0.1	2,083	0.2
Total Sales	752,932	100.0	870,891	100.0
Expenses
Sales, Goods	890	0.1	3,026	0.3
Materials, Energy	164,393	21.8	93,161	10.7
Subcontracting	142,979	19.0	197,974	22.7
Taxes and Permits	31,818	4.2	36,315	4.2
Payroll	188,071	25.0	292,506	33.6
Benefits	77,205	10.3	54,842	6.3
Depreciation	8,013	1.1	15,884	1.8
Miscellaneous	38,585	5.1	38,499	4.4
Total Expenses	661,723	87.9	731,287	84.0
Profit Operations	101,082	13.4	138,515	15.9
Less: Taxes	-36,956	-4.9	-48,831	-5.6
Net Profit	65,222	8.7	91,898	10.6

Explanations of, and comments on, the income statement of the Company are as follows:

- The majority of the Company's expenses are fixed costs, such as materials, energy, payroll and programming fees.

- While management of Elektro states that current staff is earning market value wages, payroll costs are still likely to increase after the Proposed Transaction due to the establishment of a sales force and an appointment of a part-time or full-time manager.

- The year-on-year sales decrease was due to a decrease in installation jobs that originated from Elektro's parent company. It is important to note that about 20% of Elektro's revenue and expenses were not from cable fees but from such jobs, with no assurance that this work will continue after the Proposed Transaction.

11.0 FINANCIAL PROJECTIONS

The Company's revenue projections for the three years ending December 31, 2002 are as follows:

Elektromontaz Rzeszow Tele-Kab Limited Company
Management-Prepared Revenue Projections
Three Years Ended December 31, 2002

US$	2000	2001	2002
Co-Op	7,228	7,465	8,484
Broadcast	1,994	18,000	22,500
Intermediate	1,031	3,600	4,500
Basic - Rzeszow	170,292	256,608	342,144
Basic - Sandomierz	16,862	24,336	32,448
Basic - Bochnia	54,072	108,000	144,000
Total	251,479	418,011	554,077

As a comparison, 1999 revenues of Elektro were 752,932 zloty, or approximately US$185,000 using the exchange rate of 4.1zl = US$1 that was used as a basis for the projections (the projections and the actual results would be less in US$ if an exchange rate of 4.5zl =US$1 - current as at the Valuation Date - was used).

Evans & Evans' comments are as follows:

- The projections are in U.S. dollars but customers are billed in zloty. Thus, exchange rate fluctuations could have an impact on Elektro's ability to meet these projections.

- The projections are conservative with respect to the fact that they only include revenue from current operations, and not from any future acquisitions or line extensions (with the exception of "Bochnia" revenue, which will require construction costs still to be determined).

- 2001 projections are based on fees from 5,502 regular subscribers (plus 5,231 member of the co-operative plus Bochnia), which is little changed from current levels of 4,761. Revenue will need to increase from fee increases or from AZART customers upgrading to the broadcast tier) rather than new subscribers (except in the case of new construction) since 95% of the homes passed by Elektro's network are already subscribers.

- The subscriber base is projected to increase by 1,500 subscribers in 2001 due to new construction in Bochnia. Management estimates that it will cost US$150 in marketing and technical costs to gain each new subscriber. Construction costs for Bochnia are not yet set out in detail.

- Cash flow projections have not been prepared, although since many of the expenses are fixed management of Stream anticipates that the increase in expenses on current operations will be minimal.

12.0 VALUATION METHODOLOGIES

In valuing an asset or a business and/or a share(s), there is no single or specific mathematical formula. The particular approach and the factors to consider for each business will vary in each case. Valuation approaches are primarily income based or asset based.

Income based approaches are appropriate where an asset's and/or enterprise's future earnings are likely to support a value in excess of the value of the net assets employed in its operation. Commonly used income based approaches are the capitalization of indicated earnings or cash flow and discounted cash flow and discounted earnings.

Asset based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

Valuation approaches applicable to assets and options can be grouped into three general categories: (1) cost approach; (2) market approach (or sales comparison approach); and (3) income based approach.

As there are many definitions of cost, the cost approach generally reflects the original cost or cost to reproduce the asset. This approach is premised on the principle that the most an investor will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or reproduction).

The market or sales comparison approach uses the sales price of comparable assets as the basis for determining value. If necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued. The income based approach considers the expected future earnings to be derived through the use of the asset. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investor's required rate of return on investment.

The cable industry has a rule of thumb, a multiple of subscribers, that virtually all participants and observers agree is the main determinant of the value, and it is this approach that was the primary method utilized by Evans & Evans. Evans & Evans confirmed this by considering a multiple of revenues, previous offers for Elektro and cash flow and earnings going forward.

13.0 MULTIPLE OF SUBSCRIBERS APPROACH

Evans & Evans interviewed representatives of eight companies or periodicals in the cable industry and the consensus was that the primary basis for valuation was the number of subscribers that the vendor had. The rationale is that, despite churn rates that can be 10% to 20% annually, signing up a subscriber for the first time is a difficult task and that once a subscriber is attracted, revenue can be increased in the future by raising fees, or being large enough allows a company to cut fees in competitive environments, being large enough allows a company to negotiate preferential fees with programmers, or existing subscribers can be offered enhanced services such as premium stations, Internet access, and so on. Of course, the number of subscribers is also a good indicator of the size of a company's network, its revenues, and so on.

This multiple varies greatly, however, from as high as US$5,000 per subscriber in North America to a fraction of that in countries like Poland. Factors identified as influencing the multiple applied include the following:

- Degree of household concentration, urbanness

- Growth capacity

- Ability to offer new services

- Subscribers as a percentage of total homes passed by the network ("penetration")

- Subscriber/area demographics

- Regulations

- Competition

- Amount of merger and acquisition activity

- Equipment/technology quality

- Fees paid per subscriber

In the April 27, 2000 edition of Pulse Biznesu, Mr. Andrzej Ostrowski, President of the Polish Telecommunication and Cable Chamber of Commerce made the following points of opinion:

- There is a big untapped market in Poland for cable television and related services such as Internet and telephony.

- Only large companies can deliver such services because the small cable companies do not have the financial resources to invest in the technology necessary to provide such services.

- The very limited number of granted Internet licenses in Poland by the Ministry of Telecommunications is caused by the fact that the state-owned TPSA is presently being privatized and the government is not granting new Internet licenses, in order to receive higher bids for TPSA. Once the stake in TPSA is sold off, it is anticipated that the government will grant new licenses with much greater generosity.

- The best survival strategy for small operators is to consolidate between themselves. Otherwise, they will be bought out by bigger players. The prices per subscriber which are being paid when a bigger player is buying out small cable companies in Poland are ridiculously low - they range from US$200 per subscriber to US$300 per subscriber when, in Holland for example, prices have already reached $2,500 per subscriber. Also, if you consider the capitalization of UPC in Poland and their number of subscribers here, the price would be US$1,800 per subscriber.

- The small operators are selling themselves out very quietly because even at US$200 to US$300 per subscriber they receive enough money to have a secure and comfortable life.

Two high-profile acquisitions of cable networks have taken place in Poland within the past year at purchase prices in the range of, or above, US$1,000 per subscriber.

- PTK was acquired by UPC in the summer of 1999. The purchase price was US$1.2 billion for 700,000 subscribers, or about US$1,700 per subscriber.

- Bresnan Communications was acquired by Elektrim in April of 1999. The purchase price was US$325 million for 350,000 subscribers, or about $925 per subscriber.

Following is a table of transactions within the past year in Poland or Central Europe. Terms for about 3/4 of the transactions were confirmed by Evans & Evans from either contacting a representative of the buyer or reviewing publicly filing documents or press releases, while the terms of the balance of the transactions were revealed by Mr. Wojcik, who gained intimate knowledge of Central European cable transactions through his senior managerial position at PTK:

Date	Buyer	Seller	Price in US$ Million	Subscribers	Price/Subscriber in US$
1999	UPC	Haarlem	62		935
1999	UPC	Hungary	45		257
1999	UPC	SKT	41		417
1999	UPC	Zielononog			259
1999	Elektrim	Bresnan	325	350,000	925
1999	UPC	@Entertain	1,150	700,000	1,700
1997	PTK	Dami	5	14,000	330

Discounting the price per subscriber paid in the above instances to account for the fact that the multiple for companies with smaller networks is lower than the multiple paid for companies with larger networks, and given the above observations of President of the Polish Telecommunication and Cable Chamber of Commerce as well as comments made to Evans & Evans by industry observers, then the market price paid for a typical small cable operator like Elektro in Poland is in the range of, say, US$200 or more.

Elektro has 10,805 subscribers as at the Valuation Date. For the fair market value of Elektro to be at least US$850,000, based on an exchange rate of 4.15 zl to US$1, then the fair market value of Elektro needs to be at least US$79 per subscriber. If one were to be conservative and eliminate the 5,231 members of the co-operate who are currently paying only nominal fees, then the fair market value of Elektro would need to be at least US$152. This is well under the range of values typically being paid for smaller companies. Therefore, even considering the fact that the quality of Elektro's plant is generally low and earnings are relatively low (both conditions not uncommon for smaller operators) and that almost 95% of the homes that are passed by Elektro's network are already subscribers (but this figure is less than 50% if the co-operative members are excluded), then the view of Evans & Evans is that the primary Multiple of Subscribers Approach solidly supports a conclusion that US$850,000 (based on an exchange rate of 4.15 zl to US$1) is within the fair market value range for Elektro as at the Valuation Date.

14.0 CONFIRMATION ANALYSIS

As confirmation of the primary Multiple of Subscribers Approach, Evans & Evans considered other methods as well:

Multiple of Revenues

In Western countries, discounted cash flow is a method utilized in valuing cable companies, although because of massive capital investments required in this industry, even in the West positive long-term cash flow value is often only evident from a cash flow perspective. One article reviewed by Evans & Evans on valuing Canadian cable companies stated the view that one valid method was to discount the projected 10-year cash flow of a company and then add a residual value, with such a residual often representing up to 70% of the total value.

Interviews of Central European industry observers revealed the view that a discounted cash flow method is more difficult to apply to smaller Central European cable companies because operating histories are typically shorter, the pace of change in the industry is fast, current earnings are low or negative but are expected to rise as disposable incomes increase and services offered are enhanced, significant capital investment upgrades are required and buyers are acquiring more for potential than for current fundamentals.

Instead, Evans & Evans considered a Multiple of Revenues Approach. Since the vendor company in Central European cable acquisitions have typically been private, revenues (unlike number of subscribers) of companies acquired have rarely been disclosed and the representative of UPC interviewed by Evans & Evan did not reveal these figures. Apart from one observer whose opinion was that Mr. Wojcik's contention that the rule of thumb in Poland is a purchase price of 6x annual revenue may be approximately correct, reliance or interest in this method seemed much less than in the Multiple of Subscribers Approach. However, one may consider the market capitalizations of three NASDAQ-listed Central European cable companies:

Company	Market Cap in US$ Million	Revenue in US$ Million	Earnings in US$ Million	Price/Revenue
UPC	17,000	450	-800	38
Matav	600	100	-15	6
Primacom	1,500	100	-10	15

UPC, as described earlier in the Report, is an owner and operator of broadband communications networks in a number of countries in Europe.

Matav-Cable Systems Media, Inc. of Tel Aviv is a broadband operator of cable television services in Israel.

Primacom AG of Mainz, Germany is engaged in owning, operating, acquiring and constructing cable television networks that serve primarily medium and small-sized regions in Germany.

For the fair market value of Elektro to be at least US$850,000, based on an exchange rate of 4.1 zl to US$1, then the fair market value of Elektro needs to be in the range of 5x to 6x current annual revenue or 2x projected 2001 revenue.

Discounting for the fact that Elektro is still private while the above noted companies are public, and that market capitalization can often be higher than fair market value, the findings from the Multiples of Revenue Approach still confirm, or do not disprove, the conclusion from the primary Multiple of Subscribers Approach.

Previous Offers

Mr. Wojcik has represented to Evans & Evans that, while at PTK, negotiations were held between PTK and Elektro (and Multimedia and Elektro) concerning an acquisition of Elektro by PTK (or by Multimedia) were held in 1998 and 1999. While the nature and details of negotiations are confidential and have not been publicly disclosed, Mr. Wojcik has represented that the price requested by Elektro for its business was at or above US$1 million. Elektro has confirmed that other parties have also made inquiries in recent years with the aim of purchasing its business. While this information is not in itself confirmation of the fair market value of Elektro, because no deal was ever consummated and because it is not known what terms the potential buying parties were offering Elektro or even that formal offers in writing were ever made, this does at least show that in the recent past, the view of the vendor was that the value of Elektro exceeds the purchase price being paid by Stream. In other words, while not necessarily confirming that the value is at least US$850,000, neither does any information on previous acquisition negotiations involving Elektro suggest that the value is less than US$850,000.

15.0 VALUATION CONCLUSION

Given all of the above, and by utilizing a Multiple of Subscribers Approach as the primary approach, by utilizing a Multiple of Revenues Approach as a confirmation approach, and by considering discussions Elektro has had in the recent past with other potential buyers, Evans & Evans' view is that the purchase price under the Proposed Transaction of US$850,000 (to be paid in Polish zloty, based on an exchange of 4.15 zl to US$1) is within the fair market value range for Elektro. Additionally, there are a number of reasons specific to Stream why, in our view, Stream would be willing to pay a price of at least this amount:

- This will be Stream's first acquisition, allowing them to enter the Polish cable television market immediately.

- Entering the market through acquisitions is faster than establishing a network from scratch, which would entail needing to install the entire required infrastructure, apply for and receive permits from scratch (note: permits still need to be re-applied but the fact that Elektro has obtained them in the past is evidence that the network meets the technical requirements; in the meantime, Stream is able to use Elektro's original permits) negotiate programming contracts, and so on.

- The above point is important in that time is of the essence in the Polish cable industry, as the sector is undergoing rapid consolidation.

- The experience and publicity gained through this acquisition could help pave the way for future acquisitions Stream plans to make in Southern Poland. The acquisition of Elektro can be viewed in the context of Stream's overall Southern Poland acquisition strategy.

- Given the active merger and acquisition activity in the Polish cable sector currently, where larger and smaller companies are being bought at higher subscriber multiples than the price being paid by Stream for Elektro, the chances of Stream being able to re-sell Elektro if necessary to another company at or above the current purchase price must be considered good.

- The increase in market capitalization of publicly-traded Trooper may be greater than the private-market price paid for Elektro by Stream.

EVANS & EVANS, INC.

16.0 RESTRICTIONS AND CONDITIONS

This opinion is intended for the purpose stated in this Report and, in particular, is based on assumptions as to results that could reasonably be expected at the Valuation Date. It is not to be the basis of any subsequent valuation and is not to be reproduced or used other than for the purpose of this report without prior written permission in each specific instance. The Authors of the Report disclaim any responsibility or liability for losses occasioned to any parties as a result of the circulation, publication, reproduction or use of this opinion contrary to the provisions of this paragraph. This opinion is based upon information made available to the Authors of the Report and on the assumptions made. The Authors of the Report reserve the right to review all calculations included or referred to in this opinion and, if we consider necessary, to revise our opinion in the light of any information existing at the Valuation Date which becomes known to us after the date of this opinion. This Report may not be relied upon by any person or entity without our express, prior written consent.

17.0 STATEMENT OF INDEPENDENCE

Evans & Evans, Inc. is, for the purposes of preparing this Report, an independent chartered business valuation firm. None of the partners, employees or associates of Evans & Evans, Inc., has, or anticipates the acquisition of, any interest in the assets, shares or business undertakings of Trooper, Stream or Elektro. Neither Evans & Evans, Inc. nor any affiliate is an advisor to Trooper, Stream or Elektro.